Exhibit 99.3

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form. Annual General Meeting in Forward Pharma A/S The annual general meeting in Forward Pharma A/S will be held on Thursday 27 May 2021 at 2 . 00 pm (CET) at the company’s premises, Østergade 24 A, 1 st floor, 1100 Copenhagen K, Denmark . REQUEST FOR ADMISSION CARD Access to the annual general meeting is conditional on the shareholder having requested an admission card by Friday 21 May 2021 end of day (CET). Admission cards for the annual general meeting may be obtained by: contacting Forward Pharma A/S by phone + 45 33 44 42 42 , or returning this request for admission card form, duly completed and signed, by email to cbs@forward - pharma . com or by ordinary letter to Forward Pharma A/S, Østergade 24 A, 1 , 1100 Copenhagen K, Denmark . Please tick the relevant box(es): I/we will attend the annual general meeting and hereby order an admission card I/we will attend with advisor: Name of advisor (please use CAPITAL LETTERS) Further information on the general meeting is available on www.forward - pharma.com Investors’, including notice convening the general meeting, agenda, the complete proposals and the audited annual report. Date: ____________ 2021 On behalf of: ___________________ N a m e : Title: N a m e : Title:

Hvis De ønsker at give fuldmagt eller brevstemme, bedes De udfylde fuldmagts - og brevstemmeformularen. Husk venligst at datere og underskrive formularen. Ordinær generalforsamling i Forward Pharma A/S Den ordinære generalforsamling i Forward Pharma A/S afholdes torsdag den 27. maj 2021, kl. 14.00 på selskabets adresse, Østergade 24A, 1. sal, 1100 København K, Danmark. BESTILLING AF ADGANGSKORT Adgang til den ordinære generalforsamling er betinget af, at aktionæren har rekvireret et adgangskort senest fredag den 21. maj 2021 ved dagens udløb. Adgangskort til den ordinære generalforsamling kan rekvireres:  ved at kontakte Forward Pharma A/S pr . telefon + 45 33 44 42 42 , eller  ved at returnere denne bestillingsformular i udfyldt og underskrevet stand pr . e - mail til cbs@forward - pharma . com eller pr . almindelig post til Forward Pharma A/S, Østergade 24 A, 1 , 1100 København K, Danmark . Sæt venligst kryds i de(n) relevante rubrik(ker):  Jeg/Vi deltager i den ordinære generalforsamling og anmoder herved om et adgangskort  Jeg/Vi deltager med rådgiver: Rådgivers navn (benyt venligst BLOKBOGSTAVER) Yderligere oplysninger om generalforsamlingen vil være tilgængelige på www.forward - pharma.com  ‘Investors’, herunder indkaldelse til generalforsamling, dagsorden, de fuldstændige forslag og den reviderede årsrapport. Dato: ____________ 2021 På vegne af: ___________________ N a v n : Titel: N a v n : Titel: